Exhibit 10.1
March 23, 2016

VIA Email

Kenneth Fuller
[Address]

Dear Ken:
This letter will serve to confirm our offer of an employment opportunity with LaSalle Hotel Properties (the “Company”) as Chief Financial Officer, beginning no later than April 25, 2016.
You will report to the President and Chief Executive Officer of the Company and will have the duties and responsibilities as will be determined by the President and Chief Executive Officer.
For calendar year 2016, your base salary will be $400,000 per year, payable semi-monthly on the 15th and last day of the month. You will also be eligible to receive a bonus in the target amount of $250,000 per year. Your 2016 bonus will be prorated based on your dates of employment during 2016. Your base salary and any target bonus will be payable in accordance with the Company’s pay practices, including subject to legally required or authorized payroll deductions and applicable tax withholdings.
Payment of your “target” bonus will be based upon an evaluation of your individual performance against specific objective and subjective standards by us and the compensation committee of our board of trustees. These performance evaluations will occur throughout the year on an on-going basis. Your performance against these objectives may lead to receiving more than, or less than, your scheduled target bonus, and this determination will be based on your individual efforts and performance. Bonus payments will also vary in a year based upon the Company’s results compared to the year’s business plan, the Company’s performance as measured against that of its peers and our collective performance against management’s business objectives. All of these criteria, individual and collective, may change from year to year, as determined by the compensation committee.
It is our policy to pay bonuses annually (i.e., bonuses are earned and payable only to those individuals who are employees at the time bonuses are paid). Subject to the

Mr. Kenneth Fuller
March 23, 2016

terms of the Severance Agreement referenced below, if you leave the Company for any reason during your first evaluation period, or during future evaluation years, there will be no pro rata payment of the annual bonus or other compensation.
In addition, as part of a long-term compensation plan, you will receive the following restricted share grants after your acceptance of this offer:

1.
Time-Based Restricted Share Grant - A grant of restricted stock valued at $250,000, which will vest one-third on 1/1/17, one-third on 1/1/18 and the remaining 1/3 on 1/1/19. You will receive dividends on said shares as dividends are paid on the Company’s common shares.

2.
Performance-Based Restricted Share Grant - A performance-based restricted share grant valued at the target amount of $300,000. For one-half of such performance-based restricted shares, the measurement period would be from 1/1/16 to 12/31/18, and for the remaining one-half of such performance-based restricted shares, the measurement period would be from 7/1/16 to 6/31/19. The earned performance-based shares will be issued and fully vested at the end of the respective measurement periods, 1/1/19 and 7/1/19, respectively. Dividends will be paid for shares earned during the performance period.

3.	One-time Signing Bonus - A one-time signing bonus in the amount of $200,000 to be paid during the second quarter of 2016.
The actual number of shares or target shares for each award will be determined based on the closing price of the Company’s common share the day prior to your start date. In addition, the above awards would be made, and be subject in all respects to the terms and conditions of, written award agreements, copies of which are attached.
In addition to your direct compensation, you will be eligible to receive other benefits of employment as an officer with our Company. Among them are:

1.	Change in Control Severance Agreement, a form of which agreement is attached.

2.	Indemnification Agreement, a form of which agreement is attached.

Mr. Kenneth Fuller
March 23, 2016

1.
Coverage under the Company's health and life insurance program, which is currently placed with CareFirst. This will take place the day you start your employment with the Company. The health, dental and life insurance package premiums are paid by the Company. Detailed information on the insurance program will be provided to you when you fill out the necessary applications.

2.
Participation in the Company’s Savings and Retirement Plan, which begins after you meet certain eligibility requirements. Under this 401(k) Plan, an employee may elect to contribute both pretax and after-tax earnings through payroll deduction each year. The Company provides a matching contribution of 100% on the first 4% of pretax funds saved by the employee after the employee meets additional eligibility requirements. All employee and Company contributions are 100% vested immediately. Additional details will be provided upon acceptance of this offer.

3.	Eligibility in LaSalle Hotel Properties’ Employee Rate Program.
Employment with the Company is not for a fixed period of time as your employment will be “at will.” This means either the Company or you may terminate your employment at any time for any reason.
During your employment with the Company, you agree not to engage in any business or other activities that create a conflict of interest or potential conflict of interest with your duties and responsibilities to the Company. Notwithstanding the foregoing, the Company acknowledges your investments in certain multi-family residential properties (Hanover Courts, Riverstone, and Minnesota Flats) and agrees your investment in these properties shall not be treated as a breach of this paragraph, provided that such activities do not interfere with the performance of your job duties for the Company, nor shall investment in future multifamily properties approved by the Company. For the avoidance of doubt, you and the Company agree that the exception set forth in this paragraph is limited to investments in certain multi-family residential properties and does not apply to investments in hotels.
This letter describes in full the offer of employment that has been extended to you and supersedes any previous oral or written offer or representations that may have been made. This letter will be governed and construed in accordance with the laws

Mr. Kenneth Fuller
March 23, 2016

of the State of Maryland. This letter may be amended or modified only with the written consent of you and the Company’s board of trustees.
Please indicate your acceptance of this offer by signing the enclosed copy of this letter and returning it to me no later than March 25, 2016. We are looking forward to your return to the Company and feel confident that our future efforts together will be satisfying and rewarding.

Very truly yours,
/s/ Michael D. Barnello
Michael D. Barnello
President and Chief Executive Officer
LASALLE HOTEL PROPERTIES

Accepted by: /s/ Kenneth Fuller
Date: March 25, 2016